Corporate Organizational Structure



Corporate Structure



Fitch Ratings, Inc. Organizational Structure



*Not included in Item 3 of Form NRSRO.

+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Limited Organizational Structure



*Not included in Item 3 of Form NRSRO.

++Fitch Ratings CIS Ltd is incorporated in England and does business in Russia and the CIS through its sole branch.

^Minority owned by Fitch Ratings Ltd.